UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 2 September 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

APPOINTMENT OF GOLD FIELDS CHAIR OF THE BOARD AND LEAD INDEPENDENT DIRECTOR

The Board of Directors of Gold Fields ("Board") is pleased to announce the appointment of Mr. Yunus Suleman as the new Chair of the Board of the Company with effect from the 2022 Annual General Meeting ("AGM"), scheduled for 1 June 2022. Mr Suleman will succeed Ms Cheryl Carolus, who will step down at the 2022 AGM, after 7 years as Chair of the Company.

Mr. Suleman was appointed as a Non-Executive Director of the Board on 1 September 2016 and has been Chairman of the Audit Committee since 24 May 2017.

The Board further announces that Mr. Steve Reid had been elected Lead Independent Director of the Board with immediate effect.

Mr. Reid was appointed as a Non-Executive Director of the Board on 1 February 2016 and Chairman of the Remuneration Committee since 13 February 2017.

Gold Fields' Chair, Ms Cheryl Carolus, congratulated Messrs Suleman and Reid with these appointments: "I am honoured to be handing over the Chair of the Board to someone of the calibre of Mr Suleman, who has been an integral part of the refreshing of the Board in recent years. We also have great comfort in the appointment of Mr Reid, with his unique skill set and knowledge, as Lead Independent Director. Both of these appointments form part of the orderly and timeous transition of the leadership of the Gold Fields Board, following my decision to step down as Chair at the June 2022 AGM," she said.

The Board paid tribute to Ms Carolus's contributions to and leadership at the Gold Fields Board, which she joined in 2009 and led as Chair from 2013: "We cannot express our gratitude enough to Ms Carolus for her role as Chair of the Company. Her contributions will remain part of Gold Fields for many years to come."

2 September 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 2 September 2021

By: /s/ C I Griffith
Name: CI Griffith
Title: Chief Executive Officer